SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 8)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Array BioPharma Inc.

(Name of Subject Company)

Array BioPharma Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

04269X105

(CUSIP Number of Class of Securities)

Ron Squarer

Chief Executive Officer

3200 Walnut Street

Boulder, Colorado 80301

(303) 381-6600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Graham Robinson Laura Knoll Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street, 23rd Floor Boston, Massachusetts, 02116 (617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by Array BioPharma Inc. (“Array”) with the Securities and Exchange Commission (the “SEC”) on June 28, 2019, relating to the tender offer by Arlington Acquisition Sub Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), other than Excluded Shares and Converted Shares (each as defined in the Merger Agreement, dated as of June 14, 2019, among Array, Pfizer and Purchaser) of Array for a purchase price of $48.00 per Share in cash, net to the seller without interest thereon and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by Pfizer and Purchaser with the SEC on June 28, 2019, as amended or supplemented from time to time, and in the related Letter of Transmittal, filed by Pfizer and Purchaser with the SEC on June 28, 2019, as amended or supplemented from time to time.

Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of this Schedule 14D-9 is hereby amended and supplemented as follows:

The following sentences replace the third and fourth sentences of the second paragraph of the subsection entitled “Regulatory Approvals—Foreign Regulatory Filings in Germany and Austria” on page 44 of this Schedule 14D-9:

At 11:59 p.m., Central European Time, on July 29, 2019, the FCA review period with respect to the Offer expired. Accordingly, the portion of the conditions to the Offer relating to Austrian merger control has been satisfied.

The following new subsection is added before the final subsection entitled “Forward-Looking Statements” on page 44 of this Schedule 14D-9:

Final Results of the Offer and Completion of the Merger

At 6:01 p.m., Eastern Time, on July 29, 2019, the Offer expired. Purchaser was advised by Computershare Trust Company, N.A., in its capacity as depository for the Offer, that, as of the expiration of the Offer, a total of 171,905,358 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 77% of the Shares outstanding as of the expiration of the Offer.

As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition, as defined in the Offer to Purchase, and all other conditions to the Offer were satisfied or waived. Promptly after the expiration of the Offer, Purchaser accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer.

As the final step of the acquisition process, Pfizer completed its acquisition of Array by consummating the Merger without the affirmative vote of Array’s stockholders, pursuant to Section 251(h) of the DGCL. At the Effective Time, Purchaser was merged with and into Array, with Array continuing as the Surviving Corporation and a wholly owned subsidiary of Pfizer, and each Share (other than the Excluded Shares) issued and outstanding immediately prior to the Effective Time was canceled and converted into the right to receive $48.00 in cash without interest thereon and subject to any withholding of taxes.

As a result of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Global Market. Pfizer and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and to suspend all of Array’s reporting obligations under the Exchange Act as promptly as practicable.

On July 30, 2019, Pfizer issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(I) hereto and is incorporated herein by reference.

ITEM 9.	EXHIBITS

Item 9 of this Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(I)	Press Release, issued by Pfizer on July 30, 2019, announcing the expiration and results of the Offer (incorporated herein by reference to Exhibit (a)(5)(A) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2019	Array BioPharma Inc.

	By:	/s/ Margaret M. Madden
	Name:	Margaret M. Madden
	Title:	Director, Secretary and Vice President